UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Mully Group, Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Michigan

    Date of Organization:

    May 3, 2018

Physical Address of Issuer:

27951 Harper Avenue
St. Clair Shores, MI 48081

Website of Issuer:

https://www.Mullybox.com

Current Number of Employees: 0

	Prior fiscal year-end (2021)	As of April 30, 2022	As of December 31, 2022
Total Assets	$224,690	$228,827.11	$369,422.38
Cash & Cash Equivalents	$89,554	$228,827.11	$305,704.61
Accounts Receivable	$0	$0	$0
Short-term Debt	$198,011	$102,353.60	$20,119.06
Long-term Debt	$21,718	$126,473.51	$448,360.39
Revenues/Sales	$1,153,746	$250,063.81	$539,814.35
Cost of Goods Sold	$799,279	$165,298.99	$327,808.84
Taxes Paid	$0	$1,081.23	$3,999.91
Net Income	($17,871)	($9,929.26)	($99,057.07)

*On May 4, 2022, the Company converted into a Michigan corporation by filing a Certificate of Conversion with the Michigan Department of Licensing and Regulatory Affairs Corporations, Securities & Commercial Licensing Bureau.

April 28, 2023

Mully Group, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C- AR) is being furnished by Mully Group, Inc., a Michigan corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.nanno.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 4/28/2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C- AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

Mully Group, Inc.

Mully Group, Inc. is subscription box service selling products in the golf industry, formed in Michigan as a limited liability company on May 3, 2018. On May 4, 2022, the Company converted into a Michigan corporation by filing a Certificate of Conversion with the Michigan Department of Licensing and Regulatory Affairs Corporations, Securities & Commercial Licensing Bureau.

The Company is located at 27911 Harper Avenue, St. Clair Shores, MI, 48081.

The Company's website is https://www.mullybox.com

The Company conducts business in Michigan and sells products through the internet throughout the United States and internationally.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. We may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

BUSINESS

Description of the Business

Mullybox makes golf gear and primarily sells it through our subscription boxes online.

Business Plan

Mully Group Inc.'s primary business is a subscription box product that services the golf industry. Currently, customers can sign up for a monthly or quarterly recurring order for base products that range in price from $19.99-$199.99. In the near term, the Company's key objectives are to decrease customer acquisition costs and increase customer retention. We will achieve this through consistent optimization of our marketing channels and product development. In the long term, the Company plans to offer a more diversified product selection as well as new business channels such as B2B and retail.

The Company's Products and/or Services

Product / Service	Description	Current Market
Mullybox	Golf subscription boxes	Direct-to-consumer, golfers

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Mullybox is for all golfers that seek to improve their game through our convenient delivery of premium gear and training aids. The Company current sells direct to consumers.

Supply Chain

The Company is currently using a sourcing agent to help find items from manufacturers. Bennkai sources approximately 95% of the Company's orders. The Company also uses domestic manufacturers and brands for specific products such as golf balls, gloves, boxes, etc.

Intellectual Property

None.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

None.

DIRECTORS, OFFICERS, MANAGERS , AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Andrew Thomas Amato	Chief Executive Officer, Director and Founder	CEO at Mully Group, Inc. from May 2018 to present. Drew is responsible for managing the business and owns strategic initiatives. Investment Manager at Lear Corporation from September 2020 to present. Drew is responsible for startup investment and collaboration engagement for Lear. MBA Intern at MadDog Ventures from July 2018 to March 2019.	Miami University – BA, Economics 2013 University of Michigan – MBA, 2019
Harry Fredrick Mayfield IV	Senior Vice President, Director and Founder	Senior Vice President at Mully Group, Inc. from May 2018 to present. Rick is responsible for product development and customer engagement. Vice President at Marsh USA from 02/2016 to present. Rick is responsible for commercial insurance sales and management.	Miami University – BA, Finance, 2013
Marc Augusta Hames	Senior Vice President, Director and Co-Founder	Senior Vice President at Mully Group, Inc. from July 2020 to present. Marc is responsible for product development. Manager of Commercial Portfolio Leasing at Friedman Real Estate from September 2017 to present. Marc is responsible for commercial property leasing and management.	Oakland University – BA, Journalism, 2015
Melvin Charles Zehnpfennig III	Chief Operating Officer, Director and Co-Founder	Chief Operating Officer at Mully Group, Inc. from June 2020 to present. Mel is responsible for operations at Mullybox. Managing Partner at Dynamic Improvement Group Inc. from 2018 to present. Mel is responsible for managing strategic initiatives for his operations consulting business.	University of Michigan – Masters of Engineering Management, 2002 Kettering University – Bachelors of Science of Mechanical Engineering, 2000
Joseph Richard Simon	Chief Marketing Officer and Co-Founder	Chief Marketing Officer at Mully Group, Inc. from March 2021 to present. Joe is responsible for organic marketing efforts.	Walsh College – Masters in PM (Project Management), 2019 Western Michigan University – BBA, 2009

		Senior Investment Sales Associate at SRS Real Estate Partners from 2018 to 2022. Joe is responsible for commercial property leasing.	

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Michigan law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock of which 15,960 are issued and outstanding, par value $0.0001 per share (the "**Common Stock**").

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	15,960*
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	N/A
Percentage ownership of the Company by the holders of such security	100%

*4,680 of which are options to purchase Common Stock which have been granted to individuals and 630 of which are set aside under an equity incentive plan, but not yet granted to individuals.

Outstanding SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Crowd SAFE
Face Value	$85,253.00
Voting Rights	N/A
Anti-Dilution Rights	N/A

Material Terms	If an Equity Financing occurs before this instrument terminates ("First Equity Financing"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Common Stock, Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "First Equity Financing Price").
	If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.
	If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Common Stock, Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.
	If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

Percentage ownership of the Company by the holders of such security (assuming conversion prior to the filing of this Form C-AR if convertible securities).	The aggregate percentage ownership by the holders of Crowd SAFEs assuming conversion prior to the filing of this Form C-AR is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the Crowd SAFEs were to convert upon an Equity Financing immediately prior to the filing of this Form C-AR, at the valuation cap of $8,000,000, the percentage ownership of the Company by the holder of the convertible note would be approximately 1.011%.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	SBA Loan
Creditor	SBA - Huntington Bank
Amount Outstanding	$21,718.20
Interest Rate and Amortization Schedule	5.75%
Description of Collateral	Inventory/Personal Guarantee
Other Material Terms	Line of Credit
Maturity Date	8/10/2023
Date Entered Into	8/10/2018

Type	Promissory Note
Creditor	The Huntington National Bank
Amount Outstanding	$144,057.48
Interest Rate and Amortization Schedule	7.9%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	October 4, 2027
Date Entered Into	October 4, 2022

Type	Promissory Note
Creditor	The Huntington National Bank
Amount Outstanding	$161,668.04
Interest Rate and Amortization Schedule	7.9%
Description of Collateral	All inventory, equipment, accounts (including but not limited to all health-care-insurance receivables), chattel paper, instruments (including but not limited to all promissory notes), letter-of-credit rights, letters of credit, documents, deposit accounts, investment property, money, other rights to payment and performance and general intangibles (including but not limited to all software and all payment intangibles); all oil, gas and other minerals before extraction; all oil, gas, other minerals and accounts constituting as-extracted collateral; all fixtures; all timber to be cut; all attachments, accessions, accessories, fittings, increases, tools, parts, repairs, supplies, and commingled goods relating to the foregoing property, and all additions, replacements of and substitutions for all or any part of the foregoing property; all insurance refunds relating to the foregoing property; all good will relating to the foregoing property; all records and data and embedded software relating to the foregoing property, and all equipment, inventory and software to utilize, create, maintain and process any such records and data on electronic media; and all supporting obligations relating to the foregoing property; all whether now existing or hereafter arising, whether now owned or hereafter acquired or whether now or hereafter subject to any rights in the foregoing property; and all products and proceeds (including but not limited to all insurance payments) of or relating to the foregoing property. Additionally, (A) All accessions, attachments, accessories, tools, parts, supplies, replacements of and additions to any of the collateral described herein, whether added now or rater; (B) All products and produce of any of the property described in this Collateral section; (C) All accounts, general intangibles, instruments, rents, monies, payments, and all other rights, arising out of a sale, lease, consignment or other disposition of any of the property described in this Collateral section; (D) All proceeds (including insurance proceeds) from the sale, destruction, loss, or other disposition of any of the property described in this Collateral section and sums due from a third party who has damaged or destroyed the Collateral or from that party's insurer, whether due to judgment, settlement or other process; and (E) All records and data relating to any of the property described in this Collateral section, whether in the form of a writing, photograph, microfilm, microfiche, or electronic media, together with all of Grantor's right, title, and interest in and to all computer software required to utilize, create, maintain, and process any such records or data on electronic media.

Other Material Terms	N/A
Maturity Date	October 4, 2027
Date Entered Into	October 4, 2022

Type	Financing
Creditor	Pipe
Amount Outstanding	$41,450
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	Purchase of Accounts Receivables.
Maturity Date	June 30, 2023
Date Entered Into	December 2, 2022

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Harry Mayfield IV	Common Stock	22.44%
Andrew Amato	Common Stock	59.91%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Mully Group, Inc. (the "**Company**") was incorporated on May 3, 2018 under the laws of the State of Michigan, and is headquartered in Saint Clair Hores, Michigan.

Cash and Cash Equivalents

As of March 31, 2023 the Company had an aggregate of $71,834.23 in cash and cash equivalents, leaving the Company with approximately 10 months of runway.

Liquidity and Capital Resources

The Company currently has loans and other debt as set forth in the section titled "*Capitalization, Debt and Ownership*".

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company.

Material Changes and Other Information

Trends and Uncertainties

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Option to Purchase Common Stock	N/A	4,200	No Proceeds	December 31st, 2020	Section 4(a)(2)
Option to Purchase Common Stock	N/A	310	No Proceeds	December 31st, 2021	Section 4(a)(2)
Common Stock	$14,841.75	150	Marketing	March 3, 2021	Section 4(a)(2)
Common Stock	$50,000.00	1,050	Marketing	July 7, 2020	Section 4(a)(2)
Crowd SAFE	$85,253.00	N/A	Working Capital	June 9, 2022 – November 1, 2022	Regulation CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.


TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST


From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: Harry Fredrick Mayfield IV extended a loan to the Company on November 1, 2021 in the aggregate amount of $11,000. The loan was repaid in full on May 1, 2022.

OTHER INFORMATION

Compliance with Ongoing Reporting Requirements

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:
Andrew Thomas Amato
DABB973A41A741D...

(Signature)

Andrew Thomas Amato
(Name)

Chief Executive Officer and Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
F7EC963AF1B149C...

(Signature)

Harry Fredrick Mayfield IV
(Name)

Senior Vice President and Director
(Title)

4/28/2023
(Date)

DocuSigned by:
Marc Hames
74192075BF6448C...

(Signature)

Marc Augusta Hames
(Name)

Senior Vice President and Director
(Title)

4/28/2023
(Date)

DocuSigned by:

925E84D204734BF...

(Signature)

Melvin Charles Zehnpfennig III

(Name)

Chief Operating Officer and Director

(Title)

4/28/2023

(Date)

DocuSigned by:

Andrew Thomas Amato

DABB973A41A741D...

(Signature)

Andrew Thomas Amato

(Name)

Chief Executive Officer and Director

(Title)

4/28/2023

(Date)

EXHIBIT A

Financial Statements

I, Andrew Thomas Amato, Chief Executive Officer of Mully Group, Inc., certify that the financial statements of Mully Group, Inc. included in this Form are true and complete in all material respects.

DocuSigned by:

Andrew Thomas Amato

DABB973A41A741D

Andrew Thomas Amato
CEO of Mully Group, Inc.

MULLYBOX LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Mullybox LLC
Royal Oak, Michigan

We have reviewed the accompanying financial statements of Mullybox LLC (the "Company,"), which comprise the balance sheet as of December 31, 2021, and December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2021, and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

May 9, 2022
Los Angeles, California

MULLYBOX LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 89,554	$ 63,797
Inventory	135,136	39,236
Total Current Assets	**224,690**	**103,033**
Total Assets	**$ 224,690**	**$ 103,033**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 48,039	$ -
Credit Card	81,021	33,689
Forward Financing	63,983	39,845
Deferred Revenue	4,968	-
Total Current Liabilities	**198,011**	**73,534**
Promissory Note and Loans	21,718	21,718
Total Liabilities	**219,730**	**95,252**
MEMBERS' EQUITY		
Members' Equity	4,961	7,781
Total Members' Equity	**4,961**	**7,781**
Total Liabilities and Members' Equity	**$ 224,690**	**$ 103,033**

See accompanying notes to financial statements.

MULLYBOX LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ 1,153,746	$ 523,519
Cost of Goods Sold	799,279	412,006
Gross Profit	354,466	111,512
Operating Expenses		
General and Administrative	98,366	30,208
Sales and Marketing	275,353	111,772
Total Operating Expenses	373,719	141,981
Operating Income/(Loss)	(19,252)	(30,468)
Interest Expense	8,218	3,782
Other Loss/(Income)	(9,035)	(7,780)
Income/(Loss) before provision for income taxes	(18,435)	(26,471)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	$ (18,435)	$ (26,471)

See accompanying notes to financial statements.

MULLYBOX LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
(UNAUDITED)

(in , $US)	Members' Equity
Balance—December 31, 2019	$ (16,459)
Capital Contribution	50,000
Shared-based Compensation	711
Net Income/(Loss)	(26,471)
Balance—December 31, 2020	$ 7,781
Capital Contribution	14,842
Shared-based Compensation	773
Net Income/(Loss)	(18,435)
Balance—December 31, 2021	$ 4,961

See accompanying notes to financial statements.

MULLYBOX LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Income/(Loss)	$	(18,435)	$	(26,471)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Shared-based Compensation		773		711
Changes in Operating Assets and Liabilities:				
Inventory		(95,900)		(799)
Accounts Payable		48,039		-
Credit Card		47,332		21,770
Deferred Revenue		4,968		-
Net cash provided/(used) by operating activities		**(13,223)**		**(4,789)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		14,842		50,000
Borrowing on Promissory Note and Loans		-		(14,577)
Borrowing on Forward Financing		24,138		24,631
Net cash provided/(used) by financing activities		**38,980**		**60,055**
Change in Cash		25,757		55,266
Cash—beginning of year		63,797		8,531
Cash—end of year	$	**89,554**	$	**63,797**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	8,218	$	3,782
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

MULLYBOX LLC
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2021 AND DECEMBER 31, 2020

1.   NATURE OF OPERATIONS

Mullybox LLC was formed on October 29, 2018, in the state of Michigan. The financial statements of Mullybox LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Royal Oak, Michigan.

Mullybox LLC is an e-commerce company that provides a subscription box product with golf-related accessories to subscribers throughout the United State of America.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to products acquired for resale which are determined using a FIFO method.

MULLYBOX LLC
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2021 AND DECEMBER 31, 2020

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2021, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of a subscription box product with golf-related accessories to subscribers throughout the United State of America.

Cost of sales

Costs of goods sold include the cost of products acquired for resale and shipping costs.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $275,353 and $111,772, which is included in sales and marketing expenses.

MULLYBOX LLC
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2021 AND DECEMBER 31, 2020

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 9, 2022, which is the date the financial statements were issued.

MULLYBOX LLC
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2021 AND DECEMBER 31, 2020

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of December 31,	2021	2020
Finished goods	$ 135,136	$ 39,236
Total Inventory	**$ 135,136**	**$ 39,236**

4.   MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2021

Member's Name	Ownership Percentage
Andrew T Amato	54.8%
Harry Fredrick Mayfield IV	22.3%
Marc Augusta Hames	8.7%
Melvin Zehnpfennig	11.7%
Joseph Simon	2.4%
TOTAL	**100.0%**

5.   UNITBASED COMPENSATION

During 2020 and 2021, the Company authorized the Unit Option Plan (which may be referred to as the "Plan"). The Company reserved 4,510 units pursuant to the Plan, which provides for the grant of shares of unit options, unit appreciation rights, and unit awards (performance units) to employees, non-employee directors, and non-employee consultants.

MULLYBOX LLC
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2021 AND DECEMBER 31, 2020

The option exercise price generally may not be less than the underlying unit's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Unit Options

The Company granted unit options. The unit options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.91%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee unit options.

The expected term of employee unit options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common unit. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future unit option grants, until such time that the Company's common unit has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common unit, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common unit based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's unit options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	-			-
Granted	3,570	$	0.80	
Execised	-			
Expired/Cancelled	-			-
Outstanding at December 31, 2020	3,570	$	0.80	10.09
Exercisable Options at December 31, 2020	-	$	0.80	10.09
Granted	-	$	-	
Execised	310	$	-	
Expired/Cancelled	-	$	-	
Outstanding at December 31, 2021	3,880	$	0.80	9.09
Exercisable Options at December 31, 2021	1,940	$	0.80	9.09

MULLYBOX LLC
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2021 AND DECEMBER 31, 2020

Unit option expenses for the years ended December 31, 2021, and December 31, 2020, were $773 and $711, respectively.

6.   DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021					For the Year Ended December 2020				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA Loan	$ 25,000	5.75%	08/10/2018	08/10/2023	$ 1,249	$ 1,249	$ -	$ 21,718	$ 21,718	$ 1,249	$ 1,249	$ -	$ 21,718	$ 21,718
Total	$ 25,000				$ 1,249	$ 1,249	$ -	$ 21,718	$ 21,718	$ 1,249	$ 1,249	$ -	$ 21,718	$ 21,718

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ -
2023	21,718
2024	-
2025	-
Thereafter	-
Total	**$ 21,718**

Forward Financing

During the reviewed years, the Company entered into a finance agreement with CFT Clear Finance Technology Corp. In 2021, the Company entered into two Revenue Share Agreements with CFT Clear Finance Technology Corp that provided advances of $81,200 and $22,400. The financing fee incurred on these arrangements during the period ending December 31, 2021, and December 31, 2020, was $11,100 and $0, respectively. The lender provides the Company with the advance amount in exchange for a right to future revenue. As of December 31, 2021, and December 31,2020, the outstanding balance of this kind of financing was in the amount of 63,983 and $39,845. The entire amount is classified as the current portion.

7.   RELATED PARTY

In 2021, the Company received an informal loan advance from a member used for the purchase of inventory in amount of $11,000. The arrangement is unsecured, no interest is charged on the outstanding balance, and it is classified as accounts payable.

MULLYBOX LLC
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2021 AND DECEMBER 31, 2020

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through May 9, 2022, which is the date the financial statements were available to be issued.

On April 29, 2022, the members of the Company filed documents converting their form of legal entity from Mullybox LLC (a Michigan Limited Liability Company) to Mully Group Inc (a Michigan Corporation). The Company is authorized to issue 14,268 shares of Common Stock.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

Financial Statements

Mully Group Inc.
May 4, 2022

Prepared by
Internally Prepared

Prepared on
April 21, 2023

Table of Contents

Management Reports:Balance Sheet

As of April 30, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
TOTAL BUS CHK (2057)	31,639.53
Total Bank Accounts	**31,639.53**
Other Current Assets	
Inventory	197,187.58
Total Other Current Assets	**197,187.58**
Total Current Assets	**228,827.11**
TOTAL ASSETS	**$228,827.11**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	30,633.26
Total Accounts Payable	**30,633.26**
Credit Cards	
D. AMATO (1603)	69,400.09
Rick CC	12,103.29
Total Credit Cards	**81,503.38**
Other Current Liabilities	
Accounts Payable - other	4,500.00
Stripe Loan	-14,283.04
Total Other Current Liabilities	**-9,783.04**
Total Current Liabilities	**102,353.60**
Long-Term Liabilities	
Ampla Financing	104,755.31
SBA Loan	21,718.20
Total Long-Term Liabilities	**126,473.51**
Total Liabilities	**228,827.11**
Equity	
Retained Earnings	10,985.33
Net Income	-10,985.33
Total Equity	**0.00**
TOTAL LIABILITIES AND EQUITY	**$228,827.11**

Management Reports:Profit and Loss

January - April, 2022

	Total
INCOME	
Returns & Allowances	-2,323.15
Sales	252,386.96
Total Income	**250,063.81**
COST OF GOODS SOLD	
Cost of Goods Sold	114,667.65
Shipping	50,631.34
Total Cost of Goods Sold	**165,298.99**
GROSS PROFIT	**84,764.82**
EXPENSES	
Advertising & Marketing	66,060.83
Bank Charges & Fees	140.00
Contractors	300.00
Dues & subscriptions	482.00
Finance fees	6,659.61
Interest Paid	3,882.33
Legal & Professional Services	2,750.00
Software and Online Services	14,351.96
Taxes & Licenses	1,081.23
Total Expenses	**95,707.96**
NET OPERATING INCOME	**-10,943.14**
OTHER INCOME	
Other Income	1,013.88
Total Other Income	**1,013.88**
NET OTHER INCOME	**1,013.88**
NET INCOME	**$ -9,929.26**

Statement of Cash Flows

January - April, 2022

	Total
OPERATING ACTIVITIES	
Net Income	-9,929.26
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory	-99,090.35
Accounts Payable (A/P)	30,633.26
D. AMATO (1603)	986.06
Rick CC	-503.76
Accounts Payable - other	-6,500.00
Clear Banc Loan	-63,982.84
Stripe Loan	-14,283.04
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-152,740.67**
Net cash provided by operating activities	**-162,669.93**
FINANCING ACTIVITIES	
Ampla Financing	104,755.31
Owner's Capital - Amato	35,348.42
Owner's Capital - Hames	3,958.06
Owner's Capital - Mayfield	13,396.17
Owner's Capital - Mel Z	-47,921.92
Owner's Capital - Simon	-14,709.99
Retained Earnings	9,929.26
Net cash provided by financing activities	**104,755.31**
NET CASH INCREASE FOR PERIOD	**-57,914.62**
Cash at beginning of period	89,554.15
CASH AT END OF PERIOD	**$31,639.53**

Notes to the Financial Statements

NOTE 1

The financial statements are prepared in accordance with generally accepted accounting principles in the United States of America.

NOTE 2

These financial statements were prepared by Management of Mullybox Group Inc., Saint Claire Shores, Michigan.

No assurance is provided on these financial statements.

NOTE 3

Accounting principles generally accepted in the United States of America require Managment to disclose all relevant and material disclosures. Management has elected to omit substantially all the disclosures ordinarily included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America.This omission is a departure from accounting prinicples generally accepted in the United States of America. The effects of this departure are unkown.

Financial Statements

Mully Group Inc.
December 31, 2022

Prepared by
Internally Prepared

Prepared on
April 26, 2023

For Management Purposes

Table of Contents

Management Reports:Balance Sheet

As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
Huntington Checking 9882	7,683.75
Silocon Valley Bank 1885	65,278.99
SVB Money Market Account	100,164.38
TOTAL BUS CHK (2057)	13,150.14
Total Bank Accounts	**186,277.26**
Other Current Assets	
Inventory	140,315.08
Pipe Financing Discount	2,843.61
Total Other Current Assets	**143,158.69**
Total Current Assets	**329,435.95**
Fixed Assets	
Accumulated Depreciation	-5,260.31
Leasehold Costs	15,157.98
Web Development	49,120.10
Total Fixed Assets	**59,017.77**
Other Assets	
Organization Costs	4,700.00
Total Other Assets	**4,700.00**
TOTAL ASSETS	**$393,153.72**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	4,032.70
Total Accounts Payable	**4,032.70**
Credit Cards	
D. AMATO (1603)	8,622.07
Rick CC	4,672.32
SVB Credit Card	2,329.44
Total Credit Cards	**15,623.83**
Other Current Liabilities	
Accrued sales tax payable	462.53
Total Other Current Liabilities	**462.53**
Total Current Liabilities	**20,119.06**
Long-Term Liabilities	
Convertible Notes - Republic	85,253.00
Huntington Bank Loan (686686)	170,474.24

	Total
Huntington Bank Loan (686686) - 962437	150,291.94
Pipe Financing	47,393.61
SBA Loan	21,718.20
Total Long-Term Liabilities	**475,130.99**
Total Liabilities	**495,250.05**
Equity	
Retained Earnings	0.00
Net Income	-102,096.33
Total Equity	**-102,096.33**
TOTAL LIABILITIES AND EQUITY	**$393,153.72**

Management Reports:Profit and Loss

May - December, 2022

	Total
INCOME	
Returns & Allowances	-1,897.36
Sales	541,711.71
Total Income	**539,814.35**
COST OF GOODS SOLD	
Cost of Goods Sold	327,808.84
Shipping	115,120.79
Total Cost of Goods Sold	**442,929.63**
GROSS PROFIT	**96,884.72**
EXPENSES	
Advertising & Marketing	100,820.42
Bank Charges & Fees	848.17
Contractors	39,025.44
Depreciation	5,260.31
Dues & subscriptions	2,001.95
Finance fees	16,506.84
Insurance	843.00
Interest Paid	13,314.32
Legal & Professional Services	6,725.00
Office Expense	3,753.66
Other Business Expenses	6,574.04
Software and Online Services	6,850.84
Taxes & Licenses	3,999.91
Travel	427.20
Total Expenses	**206,951.10**
NET OPERATING INCOME	**-110,066.38**
OTHER INCOME	
Interest Income	164.38
Other Income	7,805.67
Total Other Income	**7,970.05**
NET OTHER INCOME	**7,970.05**
NET INCOME	**$ -102,096.33**

Statement of Cash Flows

May - December, 2022

	Total
OPERATING ACTIVITIES	
Net Income	-167,707.76
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory	56,872.50
Pipe Financing Discount	-2,843.61
Accumulated Depreciation	5,260.31
Leasehold Costs	-15,157.98
Web Development	-49,120.10
Organization Costs	-4,700.00
Accounts Payable (A/P)	39,010.87
D. AMATO (1603)	-60,778.02
Rick CC	-7,430.97
SVB Credit Card	2,329.44
Accounts Payable - other	-4,500.00
Accrued sales tax payable	462.53
Stripe Loan	14,283.04
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-26,311.99
Net cash provided by operating activities	-194,019.75
FINANCING ACTIVITIES	
Ampla Financing	-104,755.31
Blue Vine Financing	0.00
Convertible Notes - Republic	85,253.00
Huntington Bank Loan (686686)	170,474.24
Huntington Bank Loan (686686) - 962437	150,291.94
Kabbage Financing	0.00
Pipe Financing	47,393.61
Opening Balance Equity	
Net cash provided by financing activities	348,657.48
NET CASH INCREASE FOR PERIOD	154,637.73

	Total
Cash at beginning of period	31,639.53
CASH AT END OF PERIOD	$186,277.26

Notes to the Financial Statements

NOTE 1

The financial statements are prepared in accordance with generally accepted accounting principles in the United States of America.

NOTE 2

These financial statements were prepared by Management of Mullybox Group Inc., Saint Claire Shores, Michigan.

No assurance is provided on these financial statements.

NOTE 3

Accounting principles generally accepted in the United States of America require Managment to disclose all relevant and material disclosures. Management has elected to omit substantially all the disclosures ordinarily included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America.This omission is a departure from accounting prinicples generally accepted in the United States of America. The effects of this departure are unkown.